Exhibit 1

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2023 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report, as amended to date.

Republic of Colombia

Foreign Affairs

On January 26, 2025, after President Petro’s refusal to accept two repatriation flights from the U.S. that were previously authorized, the president of the United States, Donald J. Trump, announced that he would seek a broad package of sanctions, tariffs and other actions. The announced tariffs would commence at 25% and increase in a week to 50% on exports from the Republic into the United States. The Secretary of State of the United States, Marco Rubio ordered a suspension of visa issuance at the U.S. Embassy’s Bogota consular section.

On January 26, 2025, the Colombian government announced that it would receive Colombians deported from the United States, and based on that agreement, the broad package of sanctions and tariffs would not be signed or implemented by the United States. Sanctions with regards to visa issuances remained in place until the repatriation flights resumed.

On January 28, 2025, after the repatriation flights resumed, diplomatic relations between the two countries returned to normal, and sanctions and tariffs are no longer expected to be imposed by either country.

Diplomatic channels between Colombia and the United States are currently open and the Colombian government expects those channels to remain open.

Nevertheless, as part of a precautionary fiscal risk management strategy, Colombia undertook a risk analysis of the possible effects of U.S. sanctions, if they were to be imposed, in its most recent Financial Plan published in February 2025. The risk analysis scenario modeled a theoretical 25% tariff imposition on Colombian goods imported by the United States, as well as the establishment of reciprocal tariffs by Colombia on goods imported from the United States. If this scenario were to materialize, the model projected that it would negatively impact Colombia’s GDP growth by 0.3%, cause a 0.6% increase in inflation, cause a 0.4% increase in interest rates, cause an increase in the U.S. dollar/COP exchange rate of Ps. 31 per U.S$1.00, cause a 1.8% increase in the current account deficit, cause a 0.03% increase in the fiscal deficit, and cause a 0.1% increase in Colombia’s net debt for 2025. There is no assurance that such projections would prevail in this scenario, and it is likely that outcomes would vary from the model’s projections.

Public Sector Debt

Public Sector External Debt

On March 6, 2025, Fitch Ratings reaffirmed Colombia’s long term foreign currency issuer rating at BB+ and revised its outlook from stable to negative.